PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

SEC
Mail Processing
Section

MAY 2 0 2008

Washington, DC
101

BY COURIER

No/Date : F/DI: 248 / 13-5-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Invitation to the Annual General Meeting of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

[redacted]

08002874

PROCESSED
JUN 0 2 2008
THOMSON REUTERS

Enclosure

- Invitation to the Annual General Meeting of PPC S.A.

dw 5/28

PUBLIC POWER CORPORATION S.A.

INVITATION
TO THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS
OF THE SOCIETE ANONYME UNDER THE NAME
PUBLIC POWER CORPORATION S.A.
S.A. REG. NO. 47829/06/B/00/2

Pursuant to the Codified Law 2190/1920 as in force today and article 22 of the Articles of Incorporation of the Company under the name PUBLIC POWER CORPORATION SOCIETE ANONYME, all shareholders are hereby invited to the 6th Annual General Meeting, on **Thursday, June 12th 2008** at **11:00 a.m**, at the Conference Center of the Ethniki Insurance Company in Athens (103-105 Syngrou Av., Neos Cosmos) to deliberate and decide on the following items on the Agenda:

ITEM ONE: Submission for approval of the PPC S.A.'s stand alone and consolidated Financial Statements for the 6th fiscal year (from 1.1.2007 to 31.12.2007) as well as approval of the unbundled Financial Statements pursuant to article 20 of Law 3426/2005.

ITEM TWO: Approval of the distribution of share dividend for the fiscal year from 1.1.2007 to 31.12.2007 from taxed extraordinary reserve funds of previous fiscal years.

ITEM THREE: Release of the members of the Board of Directors and of the chartered accountants from any responsibility for compensation concerning the fiscal year from 1.1.2007 to 31.12.2007 pursuant to article 35 of Codified Law 2190/1920.

ITEM FOUR: Ratification of appointment of the new Member of the Board of Directors and his capacity.

ITEM FIVE: Approval of the remunerations and compensations paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2007 to 31.12.2007 and pre-approval of the gross remunerations and compensations for the fiscal year from 1.1.2008 to 31.12.2008.

ITEM SIX: Appointment of chartered accountants for the fiscal year from 1.1.2008 to 31.12.2008 pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the chartered accountants remunerations for the abovementioned fiscal year.

ITEM SEVEN: Announcements and other issues.

The shareholders wishing to participate at such Annual General Meeting must deposit the following documents to the Corporation's Shareholders Relations Office (30, Chalkokondili Street, Athens, 5th floor, 515 office) during working days and from **10:00'** to **13:00'**, at least five (5) full days prior to the date set for such Annual General Meeting (namely by **6.6.2008**):

a. Those Shareholders who act through an operator (Bank or Securities Agency) should block their shares via the operator and submit to PPC S.A. the respective certificate of their shares being blocked to be issued by the company "Hellenic Exchanges S.A." (HELEX), in order to participate in the 6th Annual General Meeting, along with any documents concerning their representation.

b. Those Shareholders who do not act through an operator but are registered to the special securities account, operator of which is the HELEX (previously Central Securities Depository), should block their shares by a relevant declaration directly to the HELEX and submit to the PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens, May 13, 2008

The Board of Directors "

END